FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 10, 2003

Super-Sol Ltd.
(Translation of Registrant’s Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

        Attached hereto and incorporated by reference are the following documents:

1.	Registrant’s Immediate Report, concerning a distribution of dividend, dated August 10, 2003, as filed with the Israeli Securities Authority, Israeli Companies Registrar and Tel-Aviv Stock Exchange on August 10, 2003.

2.	Registrant’s unaudited interim financial statements for the second quarter of 2003, as filled with the Israeli Securities Authority, Israeli Companies Registrar and Tel-Aviv Stock Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd. (Registrant) BY: /S/ Yael Levi —————————————— Yael Levi, Adv

Dated: August 10, 2003

Date: August 10, 2003

To The Securities Authority 22 Kanfei Nesharim St. Fax: 02-6513940 Jerusalem	To The Tel Aviv Stock Exchange Ltd 54 Ahad Haam St. Fax: 03-5105379 Tel Aviv	To The Registrar of Companies POB 767 Jerusalem

Dear Sirs,

Re: Immediate Report Pursuant to the Securities Regulations (Immediate and Periodic Reports), 5730-1970.

We hereby notify you that at the meeting held on August 7, 2003, the Board of Directors of Super-Sol Ltd. (hereinafter referred to as “the Company”) resolved to distribute a dividend in cash to the shareholders. The dividend sum is NIS 150 million, representing around 707.5% 0f the Company’s issued and paid share capital (around NIS 0.7075 per Ordinary Share).

The Record Date set for shareholders entitled to receive payment will be - August 24, 2003

The “X” Date will be - August 25, 2003
Payment Date will be - September 10, 2003

Tax withholding shall be performed according to law.

Yours faithfully,

Linda Shafir, Adv.
General Counsel and Company Secretary
Super-Sol Ltd

Super-Sol Ltd.

Interim Consolidated
Financial Statementsas
at June 30, 2003

Unaudited

Interim Consolidated Financial Statements as at June 30, 2003 (Unaudited)

Super-Sol Ltd.

Directors’ Report for the Six Months and Three Months Ended June 30, 2003

Super-Sol Ltd.

We are pleased to present the Report of the Board of Directors for the six months and three months ended June 30, 2003 in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports) – 1970.

A. The Company and its Business Environment

The main activity of the Company is the operation of supermarket chains and the retail sales of supermarket goods in Israel.

The Company’s results of operations are directly impacted by the political, economic and security conditions in Israel. The deterioration in the economic and security conditions in Israel has had a negative effect on the Company’s results of operations. The Company’s results of operations will continue to be impacted by the above.

At the end of the second quarter of 2003, the Company was operating 172 stores in six supermarket chains:
Super-Sol — 39 stores, Hyper-Netto — 74 stores, Zol LeMehadrin (formerly Birkat Rachel) – 9 stores, Universe Club — 9 stores, Cosmos — 16 stores and Food Warehouses — 25 stores. Net-Sal represents an additional marketing vehicle of the Company. It enables the Company’s customers to place home-delivery orders for supermarket products via the telephone, fax or Internet.

During the second quarter, the Company opened new Zol LeMehadrin store and converted one Hyper-Netto store to the Food Warehouses chain.

The overall area of the stores at the end of the second quarter is 382,700 sq.m., compared to 381,400 sq.m. at the end of the first quarter.

B. Operating Results

The second quarter

Sales for the second quarter of 2003 were NIS 1.62 billion, a decrease of 1.7% compared to NIS 1.65 billion in the second quarter last year. The Company’s same store sales decreased by 5.2% during the quarter compared to the second quarter last year. The decrease in sales is mainly the result of the deepening recession and the increasing competition in the supermarket sector, including the opening of new stores, net of the positive effect of the timing of the Passover holiday.

The difficult economic situation, the high real interest charged to households and the inflationary erosion in salaries and disposable income contributed to the decline in the public’s purchasing power compared to last year.
According to the trend data published by the Israeli Central Bureau of Statistics, gross average wages in real terms during January-April 2003 decreased by 5.7% compared to the same period last year, and by 9.4% compared to average real wages in 2001.
The linkage of the majority of household mortgage payments in Israel to the Consumer Price Index, and the real increase in electricity tariffs, resulted in an even steeper decrease in the public’s disposable income for consumption.
Furthermore, according to the abovementioned trend data, unemployment continues to rise, and the unemployment rate in May 2003 reached 10.8% compared to 10.4% in May 2002.

The increase of 1% in the VAT rate to 18%, that came into effect in June 2002 also contributed to the decrease in sales compared to the same quarter last year.

On the other hand, sales were impacted by the timing of the Passover holiday which began on April 16 this year, therefore the holiday sales were included in the results for the second quarter. Last year the Passover holiday began on March 27, therefore all of the holiday sales were included in the results for the first quarter of 2002.

Revenues from rentals and operation of shopping malls were NIS 12 million for the second quarter, compared to NIS 14 million in the second quarter last year.

Directors’ Report for the Six Months and Three Months Ended June 30, 2003

Super-Sol Ltd.

B. Operating Results (cont’d)

Gross profit was NIS 400 million for the second quarter of 2003, a decrease of 6.0% compared to NIS 426 million in the same quarter last year. Gross margin from total sales was 24.8% for the quarter, compared to 25.9% in the second quarter last year. The decrease in the gross margin is the result of the real decrease in food prices subsequent to the deepening recession and the competition in the supermarket sector, the conversion of stores to discount formats, net of the effect of the decrease in the Consumer Price Index on the Company’s inventory and the increase in sales of the Company’s private label products.

The financial results for the second quarter of the year compared to the second quarter last year were impacted by the decrease in the inflation rate. During the quarter the Consumer Price Index decreased by 1.3%, compared to an increase of 3.9% in the second quarter last year. As a result, and due to the presentation of index-linked financial statements, in the second quarter the inflationary adjustment of the opening balance of the inventory resulted in an increase of NIS 6 million in gross profit. In the second quarter last year, the inflationary adjustment of the opening balance of the inventory resulted in a decrease in gross profit of NIS 19 million.

Operating, selling, general and administrative costs were NIS 414 million during the second quarter, an increase of 3.0% compared to NIS 403 million during the same quarter last year. The ratio of operating, selling, general and administrative costs to total revenues was 25.5% compared to 24.3% during the same period last year. The increase in the expenses is attributable primarily to the increase in rentals and depreciation due to the opening of new stores, increased security costs in stores further to the deterioration in the security situation, and the sharp rise in electricity tariffs, net of the effect of a decrease in salary expenses.

Operating loss for the second quarter was NIS 2 million, compared to operating profit of NIS 37 million in the same period last year. The operating margin was minus 0.2% compared to 2.2% last year.

Financing expenses, net for the second quarter of 2003 were NIS 16 million, compared to financing income, net of NIS 12 million in the same quarter last year. Financing expenses, net for the second quarter resulted from a combination of two factors:

(1)     The decrease in the index of 1.3% during the quarter resulted in the appreciation of the excess of unlinked monetary liabilities over unlinked monetary assets, net.
(2)     The decrease in the index in respect of the quarter exceeded by 0.8% the decrease in the index to which the long-term liabilities are linked. This increased financing expenses in respect of index-linked long-term bank loans and notes.

During the second quarter last year the increase in the index of 3.9% resulted in financing income from the erosion of the excess of unlinked monetary liabilities over unlinked monetary assets, net. The increase in the index in respect of the quarter exceeded by 0.9% the increase in the index to which the long-term liabilities are linked and resulted in financing income.

During the second quarter of 2003, the Company recorded other expenses, net of NIS 5 million, due mainly to capital losses, compared to other income, net of NIS 2 million in the same quarter last year.

In the second quarter of 2003 the Company recorded tax income of NIS 6 million due to the recording of a deferred tax benefit. During the same quarter last year the Company recorded a tax expense of NIS 21 million. The effective tax rate (benefit) for the quarter was 23.8%, compared to 40.9% for the same quarter last year.

The Company’s net loss for the second quarter was NIS 19 million, compared to net profit of NIS 28 million during the same quarter last year.

The Company’s basic and diluted loss per NIS 0.1 par value of shares for the second quarter was NIS 0.10 per share, compared to earnings per share of NIS 0.14 per share during the same period last year.

Directors’ Report for the Six Months and Three Months Ended June 30, 2003

Super-Sol Ltd.

B. Operating Results (cont’d)

The six months ended June 30, 2003

Sales for the six month period reached NIS 3.17 billion, a decrease of 6.5% compared to NIS 3.39 billion in the same period last year. The Company’s same store sales decreased by 10.1% during the six month period compared to the same period last year. The decrease in sales is mainly the result of the deepening recession and the increasing competition in the supermarket sector, including the opening of new stores, as mentioned above.

Gross profit was NIS 779 million for the six month period, a decrease of 12.7% compared to NIS 893 million for the same period last year. Gross margin was 24.6% for the six month period, compared to 26.3% for the same period last year. The decrease in the gross margin is the result of the real decrease in food prices as a result of the deepening recession and the competition in the supermarket sector, and the decrease in supplier discounts in respect of prior years, net of the effect of the decrease in the Consumer Price Index on the Company’s inventory. Gross profit for the six month period last year exceeded gross profit for the same period this year by NIS 23 million due to the recording of discounts received from suppliers in respect of 2001 due to the settlement of accounts for 2001 subsequent to the signing of the financial statements for 2001.

The financial results for the six month period reflect a decrease of 0.5% in the Consumer Price Index, while the results for the same period last year reflect an increase of 6.3% in the Index. The difference of 6.8% resulted in an increase of NIS 30 million in gross profit and operating profit for the six month period compared to the same period last year, due to the inflationary adjustment of the opening balance of the inventory.

Operating, selling, general and administrative costs were NIS 810 million during the six month period this year and last year. The ratio of operating, selling, general and administrative costs to total revenues was 25.3% compared to 23.7% during the same period last year. During the period there was a decrease in salary, cleaning and maintenance expenses compared to the same period last year. On the other hand there was an increase in rentals and depreciation due to the opening of new stores, as well as increased security costs in stores further to the deterioration in the security situation, and increased electricity costs.

Operating loss for the six month period was NIS 6 million, compared to operating profit of NIS 115 million in the same period last year. The operating margin was minus 0.2% compared to 3.4% for the same period last year.

The Company’s financing expenses, net were NIS 14 million for the first six months of 2003, compared to financing income, net of NIS 15 million in the same period last year. Financing expenses, net for the first six months of 2003 resulted from a combination of two factors:

(1)     The decrease in the index of 0.5% during the quarter resulted in the appreciation of the excess of unlinked monetary liabilities over unlinked monetary assets, net.
(2)     The decrease in the index in respect of the quarter exceeded by 0.3% the decrease in the index to which the long-term liabilities are linked. This increased financing expenses in respect of index-linked long-term bank loans and notes.

During the first six months last year the increase in the index of 6.3% resulted in financing income from the erosion of the excess of unlinked monetary liabilities over unlinked monetary assets, net. The increase in the index in respect of the quarter exceeded by 1.5% the increase in the index to which the long-term liabilities are linked and resulted in lower financing expenses than in the first six months of 2003.

During the first six months of 2003, the Company recorded other expenses, net of NIS 6 million, due mainly to capital losses. During the same period last year the Company had other income, net of NIS 27 million, mainly from capital gains on the sale of the Company’s holdings in Avnat Ltd.

Directors’ Report for the Six Months and Three Months Ended June 30, 2003

Super-Sol Ltd.

B. Operating Results (cont’d)

In the first six months of 2003 the Company recorded tax income of NIS 7 million due to the recording of a deferred tax benefit. During the same period last year the Company recorded a tax expense of NIS 62 million. The effective tax rate (benefit) for the quarter was 23.9%, compared to 39.5% for the same period last year.

The Company’s equity in losses of affiliated company for the first six months of 2003 was NIS 2 million, compared to NIS 10 million during the first six months of 2002 which resulted from the recording of an impairment loss by the affiliated company.

Net loss for the first six months of 2003 was NIS 22 million, compared to net profit of NIS 84 million in the same period last year.

The Company’s basic and diluted loss per NIS 0.1 par value of shares for the six month period was NIS 0.11 per share, compared to earnings per share of NIS 0.41 per share during the same period last year.

C. Financial Position, Liquidity and Financing Resources

Cash flows from operating activities

Net cash inflow from operating activities was NIS 121 million in the second quarter of 2003, compared to net cash outflow from operating activities of NIS 21 million in the same quarter last year. The increase was mainly due to a decrease in trade and other payables in the second quarter of 2003 of NIS 88 million compared to NIS 325 million in these items in the second quarter of 2002. On the other hand, during the second quarter of 2003 the decrease in trade receivables was NIS 94 million compared to NIS 189 million during the second quarter last year. These changes resulted from the timing of the Passover holiday that began on April 16 this year and on March 27 last year.

Cash flows from investing activities

Net cash outflow from investing activities was NIS 58 million in the second quarter of 2003, compared to NIS 172 million in the same quarter last year. The decrease was due to the reduction in investments in fixed assets and marketable securities and due to the sale of marketable securities in the second quarter of 2003.

Cash flows from financing activities

Net cash outflow from financing activities for the second quarter of 2003 amounted to NIS 20 million, compared to NIS 3 million for the same quarter last year. The change was mainly due to the repayment of long-term loans from banks and others in the amount of NIS 46 millions and increase in short-term credit, net from banks in the amount of NIS 26 million during the quarter, compared to the repayment of long-term loans from banks and others in the amount of NIS 4 million during the second quarter last year.

At the end of the second quarter, the Company’s consolidated net short-term assets (cash, deposits and marketable securities net of short-term bank credit) were NIS 113 million, compared to NIS 81 million at the end of the same quarter last year.

Long-term liabilities to banks and others and to holders of notes, including current maturities (hereafter – “financial debt”) were NIS 784 million at the end of the quarter, compared to NIS 815 million at the end of the same quarter last year. The ratio of loans and notes to total assets was 20.2% at the end of the quarter, compared to 19.9% at the end of the same quarter last year.

Net financial debt (financial debt net of cash, deposits and marketable securities) was NIS 575 million at the end of the quarter, a decrease of 9.4% compared to NIS 633 million at the end of the same quarter last year.

Shareholders’ equity at the end of the quarter was NIS 1.80 billion, compared to NIS 1.99 billion at the end of the same quarter last year. The ratio of shareholders’ equity to total assets was 46.4% at the end of the quarter, compared to 48.7% at the end of the same quarter last year.

Directors’ Report for the Six Months and Three Months Ended June 30, 2003

Super-Sol Ltd.

D. Report on Exposure to Market Risks and Management Thereof

No material changes have occurred in the current period with respect to the exposure of the Company to market risks and management thereof (as stated in the guideline of the Securities Authority), as these were reported by the Company on May 14, 2003.

In the current period the Company purchased futures contracts on the dollar and euro exchange rates.

Monetary assets and liabilities analyzed by currency and linkage base:

	June 30, 2003
	Israeli currency Non-linked Linked to Israeli CPI		Foreign currency or linked thereto	Other	Total
	Adjusted NIS (millions)
Cash and cash equivalents	133	-	3	-	136
Marketable securities	26	47	-	-	73
Trade receivables	660	-	-	-	660
Other receivables	26	58	-	11	95
Long-term loans and fund,
including current maturities	-	18	-	4	22

	845	123	3	15	986

Bank credit	33	-	-	-	33
Trade payables	897	2	-	-	899
Other payables	315	9	-	-	324
Notes, including current maturities	-	409	-	-	409
Liabilities to banks and others,
including current maturities	-	375	-	-	375

	(1,245)	(795)	-	-	(2,040)

	(400)	(672)	3	15	(1,054)

            Report on the derivative positions of the Company:

June 30, 2003
	$		Euro
	Par value	Fair value	Par value	Fair value
	Long - up to one year		Long - up to one year
NIS millions
Future contract (forward)
For hedging purposes, recognized
for accounting purposes	18	18	2	2

Directors’ Report for the Six Months and Three Months Ended June 30, 2003

Super-Sol Ltd.

E. Impact of External Factors

On April 17, 2000, representatives of the Israel Antitrust Authority (the “Authority”) conducted a search at the offices of the Company in connection with suspected restrictive trade practices among supermarket chains and suppliers. The Authority seized documents of the Company, including correspondence with suppliers, relating to the years 1996 – 2000. To the best of the Company’s knowledge, three former executive officers of the Company, one executive officer and certain employees were questioned by the Authority.

On May 29, 2003, the Israeli Antitrust Commissioner (hereafter “the Commissioner”) published a document describing his position regarding various trade practices among the large supermarket chains, including the Company and dominant food suppliers. The document includes a description of business practices among the large supermarket chains and dominant food suppliers, which in the opinion of the Commissioner violate the Israeli Antitrust Law of 1988 (hereafter “the Antitrust Law”). The Commissioner did not state in the document which large supermarket chain operated according to the said practices, in part or in entirety. The wording of the document is general and is addressed to all the chains and all the food suppliers. Furthermore, the Commissioner states in the document that he has not yet decided whether to exercise his authority regarding past activities. Along with the description of the business practices that prevailed, or continue to prevail, among the chains and the dominant food suppliers, the Commissioner stipulates a long list of future behavior rules that he wishes to implement in the relationships among the supermarket chains and the dominant food suppliers. According to the opinion of the Company’s legal counsel, part of the future behavior rules are derived from the Antitrust Law and the Commissioner’s determination does not alter the law. On the other hand, part of said rules are not derived from law and constitute prohibitions that are not founded in law. The Commissioner published the document for comment by the public for a 45-day period, i.e. until July 13, 2003. The date for submission of comments has been postponed to the beginning of August 2003. As the Commissioner’s document is preliminary and general in nature, it is difficult, at this stage, to evaluate the impact on the Company of any actions the Commissioner may take or any final rules that may be adopted.

F. Resignation of CEO

On July 27, 2003 the Company’s Board of Directors resolved to appoint Mr. Effie Rosenhaus as Chief Executive Officer of the Company, with the resignation of Mr. Joel Feldschuh, the CEO from May 26, 2003 until that date. During the period from March 12, 2003 to May 26, 2003 Mr. Chaim Elkan served as Acting CEO of the Company.

G. Dividend

On August 7, 2003 the Company’s Board of Directors resolved to distribute a dividend for 2003 of 707.5% (NIS 0.71 per share). The total amount of the dividend is NIS 150 million. The dividend will be paid on September 10, 2003 to the shareholders of record as of August 24, 2003.

H. The Board of Directors

During the six months ended June 30, 2003, the Board of Directors held 12 meetings. The committees of the Board of Directors held additional meetings.

Avraham Bigger Chairman of the Board of Directors	Effie Rosenhaus Chief Executive Officer

August 7, 2003

          Somekh Chaikin

Mail address	Office address	Telephone 972 3 684 8000
PO Box 609	KPMG Millennium Tower	Fax 972 3 684 8444
Tel Aviv 61006	17 Ha'arba'a Street
Israel	Tel Aviv 61070 Israel

The Board of Directors of
Super-Sol Ltd.
Rishon Le-Zion

Dear Sirs,

Review of the Unaudited Interim Consolidated Financial Statements for the six and three month periods ended on June 30, 2003

At your request we have reviewed the interim consolidated balance sheet of Super-Sol Ltd. and its subsidiaries as at June 30, 2003 and the related consolidated statement of income, the statement of changes in shareholders’ equity and the consolidated statement of cash flows for the six and three month periods then ended.

Our review was conducted in accordance with procedures established by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the above financial statements, reading the minutes of Shareholders’ Meetings and meetings of the Board of Directors and its committees as well as making inquires of persons responsible for financial and accounting matters.

The data relating to the net asset value of the Company’s investment in the affiliated company and to its equity in the operating results of the affiliated company, is based on interim financial statements which were reviewed by other auditors.

Since the review performed was limited in scope and does not constitute an examination in accordance with generally accepted auditing standards, we do not express an opinion on the above financial statements.

In the course of our review, including the reading of the review report of other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles and in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Yours truly,

Somekh Chaikin
Certified Public Accountants (Isr.)

August 7, 2003

Consolidated Balance Sheets

Adjusted New Israeli Shekels as of June 2003	Super-Sol Ltd.

	June 30 2003	June 30 2002	December 31 2002
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions
Assets
Current assets
Cash and cash equivalents	136	77	67
Marketable securities	73	105	107
Trade receivables	660	743	700
Other receivables	96	49	69
Inventory	396	464	426

	1,361	1,438	1,369

Investments and loans
Affiliated company	1	15	3
Long-term loans and fund	21	21	21

	22	36	24

Fixed assets	2,406	2,508	2,402

Deferred costs and other assets	96	110	96

	3,885	4,092	3,891

Liabilities and shareholders' equity
Current liabilities
Bank credit	96	101	119
Current maturities in respect of notes	18	18	18
Trade payables	899	890	857
Other payables	324	310	292
Proposed dividend	-	-	71

	1,337	1,319	1,357

Long-term liabilities
Liabilities to banks and others	312	302	273
Liabilities in respect of notes	391	401	407
Liabilities for employee severance benefits	12	3	7
Deferred taxes	31	74	23

	746	780	710

Shareholders' equity	1,802	1,993	1,824

	3,885	4,092	3,891

Avraham Bigger	Effie Rosenhaus	Itzik Zion
Chairman of the Board of Directors	Chief Executitive Officer	Executive Vice President - Chief Financial Officer

Date of approval: August 7, 2003
The accompanying notes are an integral part of these interim financial statements.

Consolidated Statements of Income

Adjusted New Israeli Shekels as of June 2003	Super-Sol Ltd.

	Six months ended		Three months ended		Year ended
	June 30 2003	June 30 2002	June 30 2003	June 30 2002	December 31 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions (except per share data)
Revenues
Sales	3,173	3,394	1,617	1,646	6,676
Rentals and operation of
shopping malls	25	32	12	14	61

	3,198	3,426	1,629	1,660	6,737

Costs and expenses
Cost of sales	2,394	2,501	1,217	1,220	4,895
Operating, selling,
administrative and general, net	810	810	414	403	1,636

	3,204	3,311	1,631	1,623	6,531

Operating profit (loss)	(6)	115	(2)	37	206

Other income (expenses), net
Financing income (expenses), net	(14)	15	(16)	12	(7)
Other income (expenses), net	(6)	27	(5)	2	(165)

	(20)	42	(21)	14	(172)

Earnings (loss) before income tax	(26)	157	(23)	51	34

Income tax	7	(62)	6	(21)	(25)

Earnings (loss) after income tax	(19)	95	(17)	30	9
Company's equity in losses of
affiliated company, net	(2)	(10)	(2)	(2)	(22)

	(21)	85	(19)	28	(13)
Minority interest in
earnings of subsidiary	(1)	(1)	-	-	(1)

Net earnings (loss)	(22)	84	(19)	28	(14)

Earnings per share
(basic and diluted)
Earnings (loss) per NIS 0.1 par value	(0.11)	0.41	(0.10)	0.14	(0.07)

Earnings (loss) per NIS 1 par value	(1.11)	4.14	(0.95)	1.35	(0.69)

The accompanying notes are an integral part of these interim financial statements.

Statements of Changes in Shareholders’ Equity

Adjusted New Israeli Shekels as of June 2003	Super-Sol Ltd.

	Share capital	Capital reserves	Treasury shares	Post-balance sheet declared dividend	Retained earnings	Total
	NIS millions
Six months ended June
30, 2003 (unaudited)
Balance at January 1, 2003	242	498	(86)	-	1,170	1,824
Post-balance sheet
declared dividend (1)	-	-	-	144	(144)	-
Net loss for the six
months ended June 30, 2003	-	-	-	-	(22)	(22)

Balance at June 30, 2003	242	498	(86)	144	1,004	1,802

Three months ended June
30, 2003 (unaudited)
Balance at April 1, 2003	242	498	(86)	-	1,167	1,821
Post-balance sheet
declared dividend (1)	-	-	-	144	(144)	-
Net loss for the three
months ended June 30, 2003	-	-	-	-	(19)	(19)

Balance at June 30, 2003	242	498	(86)	144	1,004	1,802

(1)     Net of dividend to a subsidiary.

The accompanying notes are an integral part of these interim financial statements.

Statements of Changes in Shareholders’ Equity (cont’d)

Adjusted New Israeli Shekels as of June 2003	Super-Sol Ltd.

	Share capital	Capital reserves	Treasury shares	Retained earnings	Total
	NIS millions
Six months ended June
30, 2002 (unaudited)
Balance at January 1, 2002	242	496	(86)	1,255	1,907
Exercise of stock options	-	1	-	-	1
Erosion of prior year
proposed dividend	-	-	-	1	1
Net earnings for the six
months ended June 30, 2002	-	-	-	84	84

Balance at June 30, 2002	242	497	(86)	1,340	1,993

Three months ended June
30, 2002 (unaudited)
Balance at April 1, 2002	242	496	(86)	1,312	1,964
Exercise of stock options	-	1	-	-	1
Net earnings for the three
months ended June 30, 2002	-	-	-	28	28

Balance at June 30, 2002	242	497	(86)	1,340	1,993

Year ended December 31,
2002 (audited)
Balance at January 1, 2002	242	496	(86)	1,255	1,907
Exercise of stock options	-	1	-	-	1
Tax benefit in respect of
stock options exercised by
employees	-	1	-	-	1
Net loss for the year
ended December 31, 2002	-	-	-	(14)	(14)
Erosion of prior year
proposed dividend	-	-	-	1	1
Dividend proposed	-	-	-	(72)	(72)

Balance at December 31,
2002	242	498	(86)	1,170	1,824

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statements of Cash Flows

Adjusted New Israeli Shekels as of June 2003	Super-Sol Ltd.

	Six months ended		Three months ended		Year ended
	June 30 2003	June 30 2002	June 30 2003	June 30 2002	December 31 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions
Cash flows from operating activities
Net earnings (loss)	(22)	84	(19)	28	(14)
Adjustments necessary to reflect cash
flows from operating activities
(see Annex 1)	267	(115)	140	(49)	150

Net cash generated by (used in)
operating activities	245	(31)	121	(21)	136

Cash flows from investing activities
Purchase of fixed assets	(112)	(154)	(40)	(67)	(304)
Investment in deferred costs
and other assets	(13)	(13)	(4)	(6)	(24)
Purchase of marketable securities	(57)	(106)	(56)	(106)	(106)
Proceeds from sale of marketable securities	91	-	42	-	2
Proceeds from disposal of fixed assets	2	9	1	6	11
Long-term loan repaid	-	1	-	1	1
Proceeds from sale of investment in
proportionately consolidated company
(see Annex 2)	-	49	-	-	49
Proceeds from (investment in) capital
notes and loans to affiliated company, net	(1)	(1)	(1)	-	(4)

Net cash used in investing activities	(90)	(215)	(58)	(172)	(375)

Cash flows from financing activities
Exercise of stock options	-	1	-	-	1
Dividend paid	(71)	(101)	-	-	(101)
Proceeds from issue of notes
(net of issue expenses)	-	417	-	-	417
Repayment of notes	(17)	-	-	-
Receipt of long-term loans
from banks and others	119	3	-	-	3
Repayment of long-term loans
from banks and others	(125)	(39)	(46)	(4)	(75)

Short-term credit from banks, net	8	1	26	1	20

Net cash generated by (used in)
financing activities	(86)	282	(20)	(3)	265

Increase (decrease) in cash and
cash equivalents	69	36	43	(196)	26

Balance of cash and cash equivalents
at the beginning of the period	67	41	93	273	41

Balance of cash and cash equivalents
at the end of the period	136	77	136	77	67

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statements of Cash Flows (cont’d)

Adjusted New Israeli Shekels as of June 2003	Super-Sol Ltd.

	Six months ended		Three months ended		Year ended
	June 30 2003	June 30 2002	June 30 2003	June 30 2002	December 31 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions
Annex 1
Adjustments necessary to reflect cash
flows from operating activities
Income and expenses
not involving cash flows:
Depreciation of fixed assets and
amortization of deferred costs	104	103	52	52	209
Impairment of fixed assets and deferred
costs due to the initial implementation of	-	-	-	-	183
Standard 15
Change in deferred taxes, net	12	14	9	9	(37)
Company's equity in losses of
affiliated company, net	2	10	2	2	22
Minority interest in earnings of	1	1	-	-	1
subsidiary
Increase (decrease) in liabilities for
employee severance benefits	5	(1)	5	-	2
Capital (gains) losses, net	2	(2)	2	(2)	1
Appreciation (erosion) of long-term	15	(12)	18	(9)	1
liabilities
Appreciation (erosion) and accrued
interest, net on long-term loans granted to others	-	1	-	-	4
Decrease (increase) in value of marketable
securities	-	2	(1)	2	(3)
Capital gain on the sale of the
investment in a proportionately consolidated company	-	(26)	-	-	(26)
Changes in asset and liability items:
Decrease (increase) in trade receivables	40	(127)	94	189	(84)
Decrease (increase) in other receivables	(32)	8	(31)	2	(11)
Decrease (increase) in inventory	30	(20)	78	31	18
Increase (decrease) in trade payables	54	(105)	(79)	(167)	(151)
Increase (decrease) in other payables	34	39	(9)	(158)	21

	267	(115)	140	(49)	150

Annex 2
Proceeds from sale of investment in
proportionately consolidated investee
Working capital (excluding cash)	-	(2)	-	-	(2)
Fixed assets	-	102	-	-	102
Long-term liabilities	-	(77)	-	-	(77)
Capital gain on the sale of investment	-	26	-	-	26

	-	49	-	-	49

Annex 3
Additional data relating to investing and
financing activities not involving cash flows
Investment in fixed assets	11	9	11	9	21

Increase in deferred costs	4	5	4	5	7

Dividend proposed	-	-	-	-	71

The accompanying notes are an integral part of these interim financial statements.

Notes to the Consolidated Financial Statements as at June 30, 2003 (Unaudited)

Super-Sol Ltd.

Note 1 — Reporting Principles and Accounting Policies

The main activity of Super-Sol Ltd. (the “Company”) is the operation of supermarket chains and the retail sales of supermarket goods in Israel.

A.	Unaudited interim financial statements

1.	These interim financial statements are prepared in a condensed format in accordance with generally accepted accounting principles in Israel for interim financial statements.

2.	These financial statements are as at June 30, 2003 and for the six and three month periods then ended. They should be read in conjunction with the annual audited financial statements of the Company as at December 31, 2002 and for the year then ended and their accompanying notes. Results of operations for the six month period ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

3.	The main accounting policies were applied in the preparation of the interim financial statements in a manner consistent with the audited financial statements as at December 31, 2002.

B.	Adjusted financial statements

In accordance with opinions of the Institute of Certified Public Accountants in Israel, the Company presents its interim financial statements in NIS adjusted for changes in Israeli Consumer Price Index (the “Israeli CPI”). All figures in the interim financial statements are presented in adjusted New Israeli Shekels (“Adjusted NIS”), which have a constant purchasing power as of June 30, 2002.

Following are details of changes in the Israeli CPI and the exchange rate of the U.S. dollar for the reported periods:

	CPI	Exchange rate of the U.S. dollar
	%	%
Six months ended June 30, 2003	(0.5)	(9.0)
Three months ended June 30, 2003	(1.3)	(8.0)
Six months ended June 30, 2002	6.3	8.0
Three months ended June 30, 2002	3.9	2.2
Year ended December 31, 2002	6.5	7.3

Notes to the Consolidated Financial Statements as at June 30, 2003 (Unaudited)

Super-Sol Ltd.

Note 2 – Events During the Second Quarter

1.	On April 9, 2003, the Company received a request that was filed with the Tel Aviv District Court for recognition of, as a class action suit, a claim against the Blue Square, Kol-Bo Hatzi-Hinam, Club Market and the Company, for monetary compensation of NIS 320 million. In as much as it relates to the Company, the claim concerns the purchase of two delicatessen products by weight.

Based on an examination of the facts of the claim against the Company, the Company considers that there is a good chance the claim against the Company will be dismissed.

2.	On May 27, 2003, the Company received a motion for recognition of, as a class action suit, a claim against the Company, for monetary compensation of NIS 12 million, in accordance with clauses 17a and 17b of the Consumer Protection Law 5741 – 1981, regarding the display of prices upon beverage bottles.

According to the opinion of the legal advisors of the Company, at this stage it is not possible to estimate the chances of lawsuit or even the chances of the request for recognition of the claim as a class action suit.

3.	On April 17, 2000, representatives of the Israel Antitrust Authority (the “Authority”) conducted a search at the offices of the Company in connection with suspected restrictive trade practices among supermarket chains and suppliers. The Authority seized documents of the Company, including correspondence with suppliers, relating to the years 1996 – 2000. To the best of the Company’s knowledge, three former executive officers of the Company, one executive officer and certain employees were questioned by the Authority.

On May 29, 2003, the Israeli Antitrust Commissioner (hereafter “the Commissioner”) published a document describing his position regarding various trade practices among the large supermarket chains, including the Company and dominant food suppliers. The document includes a description of business practices among the large supermarket chains and dominant food suppliers, which in the opinion of the Commissioner violate the Israeli Antitrust Law of 1988 (hereafter “the Antitrust Law”). The Commissioner did not state in the document which large supermarket chain operated according to the said practices, in part or in entirety. The wording of the document is general and is addressed to all the chains and all the food suppliers. Furthermore, the Commissioner states in the document that he has not yet decided whether to exercise his authority regarding past activities. Along with the description of the business practices that prevailed, or continue to prevail, among the chains and the dominant food suppliers, the Commissioner stipulates a long list of future behavior rules that he wishes to implement in the relationships among the supermarket chains and the dominant food suppliers. According to the opinion of the Company’s legal counsel, part of the future behavior rules are derived from the Antitrust Law and the Commissioner’s determination does not alter the law. On the other hand, part of said rules are not derived from law and constitute prohibitions that are not founded in law. The Commissioner published the document for comment by the public for a 45-day period, i.e. until July 13, 2003. The date for submission of comments has been postponed to the beginning of August 2003. As the Commissioner’s document is preliminary and general in nature, it is difficult, at this stage, to evaluate the impact on the Company of any actions the Commissioner may take or any final rules that may be adopted.

Notes to the Consolidated Financial Statements as at June 30, 2003 (Unaudited)

Super-Sol Ltd.

Note 3 – Post-Balance Sheet Events

1.	Resignation of CEO

On July 27, 2003 Mr. Effie Rosenhaus was appointed as Chief Executive Officer of the Company, with the resignation of Mr. Joel Feldschuh, the CEO from May 26, 2003 until that date. During the period from March 12, 2003 to May 26, 2003 Mr. Chaim Elkan served as Acting CEO of the Company.

2.	Dividend distribution

On August 7, 2003 the Company’s Board of Directors resolved to distribute a dividend for 2003 of 707.5% (NIS 0.71 per share). The total amount of the dividend is NIS 150 million. The dividend will be paid on September 10, 2003 to the shareholders of record as of August 24, 2003.

Note 4 — Recent Accounting Pronouncement

In July 2001 the Israel Accounting Standards Board published Accounting Standard No. 12, “Discontinuance of Adjustment of Financial Statements”. According to this standard the adjustment of financial statements to the effect of the changes in the general purchasing power of the Israeli currency will be discontinued as of January 1, 2003.

In December 2002 the Israel Accounting Standards Board published Accounting Standard No. 17 according to which the implementation of the Standard No. 12 is deferred to January 1, 2004. Therefore the adjustment of the financial statements will be discontinued as of January 1, 2004. Until December 31, 2003 the Company will continue to prepare adjusted financial statements according to Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The inflation adjusted amounts included in the financial statements as at December 31, 2003 will be the basis for the nominal financial reporting starting January 1, 2004. The implementation of Standard No. 12 could have a material effect on the reported business results of the Company. The extent of the effect depends on the rate of inflation, composition of assets and on the Company’s sources of financing.